UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod 71111, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On January 3, 2008, NUR Macroprinters Ltd. (the “Company”) issued a press release announcing that the annual meeting of shareholders will be held on Thursday, January 31, 2008. The text of the press release is attached hereto as Exhibit 1. At the shareholders meeting, the Company’s shareholders will be asked to approve the election of directors, to approve the reappointment of NUR’s independent auditors, to extend the term of the NUR’s 1998 Share Option Plan for Non-Employee Directors, to approve the change of NUR’s corporate name and to approve the procurement of a “runoff” directors and officers liability insurance policy. The text of the notice of the annual meeting of shareholders and proxy statement is attached hereto as Exhibit 2. At the meeting, NUR’s shareholders will also discuss NUR’s financial statements for the fiscal year ended December 31, 2006 and receive a report in connection with the previously publicized agreement to sell NUR’s business to Hewlett-Packard Company (the “Agreement”). A form of the Agreement is attached hereto as Exhibit 3.

The following documents are attached hereto and incorporated herein by reference:

Exhibit 1. Press Release dated January 3, 2008.

Exhibit 2. Notice of the annual general meeting of the shareholders and proxy statement.

Exhibit 3. Asset Purchase Agreement, by and among NUR Macroprinters Ltd. and Hewlett-Packard Company, dated as of December 9, 2007.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. By: /s/ David Reis —————————————— David Reis President and Chief Executive Officer

Dated: January 3, 2008